SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 24, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: June 24, 2004                     By   Theresa Robinson
    ---------------                          ----------------

                                             Name: Mrs T Robinson
                                             Group Secretariat Co-ordinator

News release                                                        [Corus logo]

24 June 2004
Ref: 229

CORUS TRADING UPDATE



As part of the programme to update the market regularly, Corus has today announced the following pre-close trading update.


Trading

Through the first half of 2004 the global steel market has experienced improving fundamentals. Demand in the USA and Asia, particularly China, has remained strong, and Europe, which has been lagging, is now beginning to show some signs of improvement. Supply conditions have remained tight due to a global shortage of key raw materials.

Corus' financial performance has continued to improve throughout the first half, with better market conditions, sharpened commercial focus and benefits from the Group's 'Restoring Success' initiatives, all contributing to the stronger result. For the first half of 2004 the Group's operating profit is expected to exceed (pound)125 million compared to a loss of (pound)57 million in the same period of 2003, and to include a return to operating profit for Corus UK steel operations.

Balance sheet and cash flow

The Group's balance sheet remains strong. As previously indicated, net debt at the end of June is expected to show an increase over the year-end position, due to higher working capital requirements and capital expenditure. Proceeds from the recently announced sale of the Tuscaloosa mini-mill are anticipated to be received in the second half of the year.

Outlook

Based on the combination of further planned benefits from the 'Restoring Success' programme, previously announced selling price increases and continuing favourable global supply-demand conditions, including tight raw material supplies, Corus expects continued progress in margins and profits in the second half of 2004.

Corus' interim results for the six months to the end of June 2004 will be announced on 16 September 2004.

ENDS



Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com